Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this Form 6-K and our Annual Report on Form 20-F for the year ended December 31, 2025 (the “2025 Annual Report”). Unless the context requires otherwise, the terms “Polyrizon,” “we,” “us,” “our,” “the Company,” and similar designations refer to Polyrizon Ltd. References to “ordinary shares”, “warrants” and “share capital” refer to the ordinary shares, warrants and share capital, respectively, of Polyrizon. References to “U.S. dollars” and “$” are to currency of the United States of America. References to “ordinary shares” are to our ordinary shares, no par value per share. Our financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our expected results for any future periods. All information in this Form 6-K relating to shares or price per share reflects the 1-for-250 reverse share split effected by us on May 27, 2025 and the 1-for-6 reverse share split effected by us on November 28, 2025.

Forward Looking Statements

The following discussion contains “forward-looking statements”, including statements regarding expectations, beliefs, intentions or strategies for the future. These statements may identify important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	the ability of our clinical trials to demonstrate safety and efficacy of our future product candidates, and other positive results;

●	the timing and focus of our future preclinical studies and clinical trials, and the reporting of data from those studies and trials;

●	the size of the market opportunity for our future product candidates, including our estimates of the number of patients who suffer from the diseases we are targeting;

●	the success of competing therapies that are or may become available;

●	the beneficial characteristics, safety, efficacy and therapeutic effects of our future product candidates;

●	our ability to obtain and maintain regulatory approval of our future product candidates;

●	our plans relating to the further development of our future product candidates, including additional disease states or indications we may pursue;

●	expectations regarding our ability to identify, evaluate and consummate investments in revenue-generating real assets, the anticipated benefits of such investments, including potential revenue generation and shareholder value creation, and our ability to pursue such opportunities while advancing our existing product pipeline and technology platforms;

●	existing regulations and regulatory developments in the United States and other jurisdictions;

●	our plans and ability to obtain or protect intellectual property rights, including extensions of patent terms where available and our ability to avoid infringing the intellectual property rights of others;

●	the need to hire additional personnel and our ability to attract and retain such personnel;

●	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

●	our dependence on third parties;

●	our financial performance;

●	the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future operating expenses and capital expenditure requirements;

●	our ability to generate revenue and profit margin under our anticipated contracts which is subject to certain risks;

●	difficulties in our and our partners’ ability to recruit and retain qualified physicians and other healthcare professionals, and enforce our non-compete agreements with our physicians;

●	our ability to restructure our operations to comply with future changes in government regulation;

●	our ability to maintain the listing of our ordinary shares on the Nasdaq Capital Market;

●	security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel; and

●	other risks and uncertainties, including those listed in the section titled “Risk Factors” in the 2025 Annual Report.

The preceding list is not intended to be an exhaustive list of any forward-looking statements and is based on our beliefs, assumptions and expectations of future performance, taking into account the information available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results to differ materially from the results expressed or implied by the forward-looking statements.

The forward-looking statements contained herein are based upon information available to our management as of the date hereof and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements after the date hereof to conform these statements to actual results or to changes in our expectations.

Operating Results

Overview

We are a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Our Capture and Contain™, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. We are further developing certain aspects of our proprietary C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. We refer to our separate platform technology that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target ™, or T&T.

Our Product Candidates

Our nasal hydrogels have been designed to serve as a non-invasive and fast-acting system. The hydrogels are formulated as an innovative mixture of mucoadhesive polymers (e.g., sodium alginate) which are Generally Recognized as Safe, or GRAS, by the Federal Drug Administration, or the FDA. Our mucoadhesive polymers derived from seaweed polysaccharides possess promising features as they are renewable, biodegradable, biocompatible, and environment friendly. The formulated hydrogel is sprayed into the nose to create a physical barrier with long-lasting adhesion to the mucosal membranes. Our polymers have an atomic mass much higher than the upper cell penetration limit, the polymers will simply lay on top of the cells and act as a physical barrier to viruses and allergens from contacting the nasal epithelial tissue, as opposed to penetrating the cells and causing a chemical reaction. Therefore, the C&C product candidates are not expected to be considered as drugs by the FDA but as medical devices.

Our leading technologies are C&C and T&T. The C&C provides a barrier against a wide range of allergen particulates and viruses.

PL-14 – Nasal Allergies Blocker (NASARIX™)

●	We announced the completion of the branding process for our PL-14 nasal allergy blocker, now branded NASARIX™.

●	We announced successful results from our biocompatibility evaluation program for our proprietary NASARIXTM Allergy Blocker, an innovative nasal spray designed to block airborne allergens, with all required biological safety tests meeting their predetermined acceptance criteria, supporting advancement towards our first in human clinical trial.

●	We announced that we received central Institutional Review Board approval to begin our first human clinical trial for NASARIXTM.

●	We announced the successful production of a Good Manufacturing Practice (GMP) batch of clinical trial material (CTM) for NASARIX™.

●	We began a key usability (human factors) study for NASARIX™, which study is intended to align the product with U.S. Food and Drug Administration requirements on labeling, instructions for use, and overall user interaction — advancing its regulatory development pathway.

●	We expect our NASARIX™ product candidate to be regulated as a Class II medical device by the FDA under its 510(k) pathway.

●	Our NASARIX™ product candidate has recently achieved several preclinical and operational milestones, including positive allergen-blocking performance compared with a standard comparator, strong tolerability in human nasal tissue using the MucilAir™ model, completion of manufacturing scale-up for clinical trial material, and initiation of a human-factors/usability study in accordance with FDA guidance.

●	For our NASARIX™ product candidate, we will pursue the 510(k) pathway which requires a manufacturer to demonstrate substantial equivalence to an FDA-cleared device (i.e., predicate device) to a subject device (i.e., our product candidate). This process for clearing our device with the FDA entails performing a medical device analysis of the product candidates (e.g., NASARIX™ product candidate) description, operational principle, potential accessories and proposed intended use, for the purpose of identifying a predicate device that has already been cleared by the FDA. Through this review, we found three possible predicate devices for establishing substantial equivalence, Alzair, Nasalease and Bentrio. In addition, we recently completed a pre-submission meeting with the FDA to align on the planned regulatory and clinical development strategy for NASARIX™. There is no guarantee that NASARIX™ product candidate will advance in the FDA 510(k) process at the same rate as the aforementioned predicate devices or will reach commercialization.

●	The estimated timeline for obtaining 510(k) clearance for our NASARIX™ product candidate is based on the estimated time needed for the following activities: (i) GMP manufacturing of our clinical trial materials, which usually requires 9-12 months; (ii) Biocompatibility preclinical studies, which usually requires 3-6 months (although these studies may be performed concurrently with the GMP manufacturing mentioned above); (iii) Clinical trials, which usually requires 6-12 months; and (iv) FDA submission and clearance, which usually requires 3-12 months. Regarding FDA submission and clearance, generally 510(k) applicants can expect submission acceptance review decisions within 15 calendar days, substantive review decisions within 60 days, and final decisions within 90 days. In the case of our predicate devices for our NASARIX™ product candidate, Alzair, Nasalese and Bentrio, the FDA submission and clearance process took 85, 141 and 270 days, respectively.

PL-16 – Influenza Blocker

●	In December 2025, we submitted a Pre-Request for Designation (Pre-RFD) to the FDA for our PL-16 product candidate, which initiates a formal regulatory discussion with the FDA to determine the most appropriate regulatory pathway based on PL-16’s formulation and physical barrier mechanism.

●	We expect our PL-16 product candidate, which provide a barrier against influenza from contacting the nasal epithelial tissue, respectively, to be regulated as a Class II medical device under a De Novo Classification request. For the clinical studies planned for PL-16 which will include human subjects; the Investigational Device Exemptions regulation describes three types of device studies: significant risk, nonsignificant risk, and exempt studies. During the second half of 2026, the company intends to schedule a pre-submission meeting with the FDA to determine the IDE regulation type of device studies for PL-16. Our proposed 12-month interval from the scheduled FDA pre-sub meeting to the planned IDE clinical trial initiation should provide ample time to fulfill the necessary tasks for the IDE filing, such as 1) reporting previous studies to support the IDE, 2) preparing IDE required design and manufacturing control documentation, 3) conducting bench and biocompatibility tests to support safety of the device prior to starting the a human study, and 4) obtaining clinical protocol and ethics committee approvals as well as FDA IDE approval to start the clinical trial. Once IDE has been initiated, Polyrizon will comply with FDA Guidance “Changes or Modifications During the Conduct of a Clinical Investigation”, 2001.

●	For our PL-16 product candidate we initiated preclinical safety trials in the second quarter of 2025, and we intend to initiate feasibility clinical trials in the third quarter of 2027 and pivotal clinical trials in the third quarter of 2028. Following these trials, we plan to submit De Novo Classification requests for the product candidate.

●	Upon a review similar to the one performed for our NASARIX™ product candidate, we found that there were no potential predicate devices in the FDA’s database matching the proposed intended uses of our PL-16 product candidate. Because of this, we will pursue a De Novo Classification request for the product candidate. This pathway involves demonstrating that the product candidates provide a reasonable assurance of safety and effectiveness. During the second half of 2026 we intend to submit a Q-submission (Pre-submission) for the product candidate and request a pre-submission meeting with FDA’s CDRH to confirm the potential for this regulatory path.

●	The estimated timeline for marketing authorization via De Novo Classification grant for our PL-16 product candidate is based on taking similar steps as the steps described above for obtaining 510(k) clearance for our NASARIX™ product candidate. We estimate a longer period of time for the entire grant process for the product candidate due to possibly extended clinical trials requested by the FDA and also due to a longer review timeframe.

In the event the FDA does not agree with our regulatory assessments regarding the C&C product candidates 510(k) for our NASARIX™ product candidate, and Class II De Novo pathway for our PL-16 product candidate, the FDA may require us to go through a lengthier, more rigorous examination than we had expected such as PMA, which is the FDA process of scientific and regulatory review to evaluate the safety and effectiveness of Class III medical devices. If we are required to pursue a PMA, the introduction of our product candidates into the market could be delayed.

Trap and Target ™ Product Candidates

In contrast to our C&C product candidates, the hydrogel in the T&T product candidates is formulated differently in order to provide for sustained release of the API. The content of the hydrogel (quantity and quality) in the T&T product candidates is formulated differently than the content of C&C product candidates, and therefore enable different functions: physical barrier for the C&C product candidates and API sustained release for the T&T product candidates. It is through these differences that we rationalize the different regulatory treatment of our C&C and T&T product candidates.

The T&T platform technology is designed to allow a long residence time and an intimate contact with the mucosal tissue for a targeted delivery of medicines. We expect that our T&T platform product candidates will be regulated as a combination-product consisting of a nasal sprayer and formulation consisting of a hydrogel and a generic API, which we intend to pursue under the FDA’s 505(b)(2) pathway. We initiated feasibility studies for our T&T platform product candidates with corticosteroids, benzodiazepines and naloxone, in the fourth quarter of 2024 that will go through the third quarter of 2026. Pre-clinical studies will follow and are expected to begin in the third quarter of 2026. Phase I clinical trials for the leading T&T technology product candidate are planned for the fourth quarter of 2028. In addition, we plan to start an initial testing to explore the potential of our SCI-160 platform when combined with the T&T technology, in the third quarter of 2026.

In March 2025, we initiated preclinical studies in evaluating our T&T platform for the intranasal administration of Naloxone, an opioid antagonist designed to rapidly reverse opioid overdose. These studies assessed key parameters, such as drug loading capacity, release kinetics, nasal deposition and stability, laying the groundwork for further safety and efficacy testing in preclinical and clinical studies. The study is conducted in collaboration with Professor Fabio Sonvico, Associate Professor at the Department of Food and Drug of the University of Parma (Italy) a leading expert in the development of intranasal and pulmonary drug delivery solutions and a member of our Scientific Advisory Board. During 2025, Professor Sonvico also initiated a collaboration with us on preclinical intranasal studies for benzodiazepines for acute seizure treatment and on targeted hydrogel deposition studies for our NASARIX™ allergy blocker and other central nervous system, or CNS, -focused therapeutics, contributing to our broader research on intranasal delivery of therapeutic agents.

People

Our leadership team has vast industry experience. Our management team has over 17 years (on average) of experience in life science companies. Our board of directors have vast experience in the life sciences industry as well as strong financial background. We believe that the holistic knowhow of our group will strongly contribute to a successful path from clinical development, regulatory approvals and commercialization of our product candidates. In addition, our management is supported by our Scientific Advisory Board which is an advisory panel of world-renowned academics and thought leaders with expertise in drug delivery systems, chemistry and pharmaceuticals.

Process

We are developing and optimizing set of business processes including pre-clinical and clinical development, quality and regulatory processes. These processes can contribute shortening the time to market of our future product candidates position us with a competitive value in the competition landscape. The regulatory path for the C&C product candidates will be Class II 510(k). With regards to the T&T platform technology development process our feasibility set of studies is well defined and accepted in the intranasal delivery industry. We focus on already approved APIs (corticosteroids, benzodiazepines and naloxone) to shorten the clinical and regulatory processes time towards 505(b)(2) approval.

Adaptable Technology

Our C&C hydrogel technology is tunable and can provide a solution against a wide range of biological assaults based on its versatile morphological properties. Our T&T drug delivery platform is designed to allow a long residence time and an intimate contact with the mucosal tissue for a targeted delivery of medicines. The T&T platform can be tailored for different drugs to address their specific challenges thus believed to induce improved therapeutic effect. Both technologies are relatively easily adjusted and can potentially provide solutions in a rapid manner to new medicinal challenges.

Market Opportunities

We believe that our technologies have the potential to provide solutions to a broad range of unmet needs in the healthcare market. With our C&C technology, we aim to introduce solutions to address common medical and public health challenges, such as allergic rhinitis and nasal viral infections, including COVID-19. Looking towards the future, the COVID-19 pandemic highlighted the need for action at the global level to invest in technologies, tools and solutions that will help overcome the next world health crisis. We believe our technology can play an important role in aiding nations and global organizations to combat viral outbreaks. While people across the world have become accustomed to preventative measures such as vaccination, wearing masks, keeping social distance and maintaining proper hygiene, we believe that there is an obvious need for a broader arsenal of more technologically advanced tools to help protect people as they return to normal routine.

With our T&T technology, we aim to address challenges in the markets of: allergic and non-allergic rhinitis by local intranasal delivery of corticosteroids; for systemic delivery of CNS related drugs for the growing markets of combatting opioid overdose using intranasal naloxone, and benzodiazepines for seizure clusters.

Recent Developments

April 2026 Registered Direct Offering and Concurrent Private Placement

On April 7, 2026, we entered into a securities purchase agreement with investors for the purchase and sale of 87,777 ordinary shares and 190,000 pre-funded warrants, or the April 2026 Pre-Funded Warrants, to purchase up to 190,000 ordinary shares, in a registered direct offering, or the April 2026 Registered Direct Offering, at purchase price of $9.00 per Ordinary Share and $8.99999 per Pre-Funded Warrant, respectively. The April 2026 Pre-Funded Warrants are exercisable upon issuance at an exercise price of $0.00001 per ordinary share, subject to adjustment as set forth therein, and will not expire until exercised in full. The April 2026 Pre-Funded Warrants may be exercised on a cashless basis.

In a concurrent private placement, or the April 2026 Private Placement, and together with the April 2026 Registered Direct Offering, the April 2026 Offerings, we also issued to the same investors a total of 111,111 pre-funded warrants, or the April 2026 PIPE Pre-Funded Warrants, to purchase up to 111,111 ordinary shares and 388,888 warrants to purchase up to 388,888 ordinary shares, or the April 2026 Ordinary Share Warrants. The April 2026 PIPE Pre-Funded Warrants are exercisable immediately (subject to registration) at an exercise price of $0.00001 per ordinary share, subject to adjustment as set forth therein, and will not expire until exercised in full. The April 2026 PIPE Pre-Funded Warrants may be exercised on a cashless basis. The April 2026 Ordinary Share Warrants will be exercisable upon issuance at an exercise price of $9.00 per ordinary share and have a 5-year term from the issuance date.

A holder of the April 2026 Pre-Funded Warrants, April 2026 PIPE Pre-Funded Warrants and April 2026 Ordinary Share Warrants, or collectively the April 2026 Warrants, will not have the right to exercise any portion of its April 2026 Warrants if the holder (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates or any other persons whose beneficial ownership of ordinary shares would be aggregated with the holder’s or any of the holder’s affiliates), would beneficially own ordinary shares in excess of 4.99% of the number of the ordinary shares outstanding immediately after giving effect to such exercise.

The April 2026 Offerings closed on April 8, 2026. The aggregate gross proceeds to us from the April 2026 Offerings were approximately $3.5 million, before deducting fees to the placement agent and other expenses payable by us in connection with the offering. As of the date of this Form 6-K, the April 2026 Pre-Funded Warrants and April 2026 PIPE Pre-Funded Warrants have been exercised in full and 388,888 April 2026 PIPE Ordinary Share Warrants are outstanding.

September 2026 Registered Direct Offering and Concurrent Private Placement

On September 3, 2026, we entered into a securities purchase agreement with investors for the purchase and sale of 232,500 ordinary shares and 30,000 pre-funded warrants, or the September 2026 Pre-Funded Warrants, to purchase up to 30,000 ordinary shares, in a registered direct offering, or the September 2026 Registered Direct Offering, at purchase price of $12.00 per Ordinary Share and $11.99999 per RDO Pre-Funded Warrant, respectively. The September 2026 Pre-Funded Warrants are exercisable upon issuance at an exercise price of $0.00001 per ordinary share, subject to adjustment as set forth therein, and will not expire until exercised in full. The September 2026 Pre-Funded Warrants may be exercised on a cashless basis.

In a concurrent private placement, or the September 2026 Private Placement, and together with the September 2026 Registered Direct Offering, the September 2026 Offerings, we also issued to the same investors a total of 70,833 pre-funded warrants, or the September 2026 PIPE Pre-Funded Warrants, to purchase up to 70,833 ordinary shares and 333,333 warrants to purchase up to 333,333 ordinary shares, or the September 2026 Ordinary Share Warrants. The September 2026 PIPE Pre-Funded Warrants are exercisable immediately (subject to registration) at an exercise price of $0.00001 per ordinary share, subject to adjustment as set forth therein, and will not expire until exercised in full. The September 2026 PIPE Pre-Funded Warrants may be exercised on a cashless basis. The September 2026 Ordinary Share Warrants will be exercisable upon issuance at an exercise price of $12.00 per ordinary share and have a 5-year term from the issuance date.

A holder of the September 2026 Pre-Funded Warrants, September 2026 PIPE Pre-Funded Warrants and September 2026 Ordinary Share Warrants, or collectively the September 2026 Warrants, will not have the right to exercise any portion of its September 2026 Warrants if the holder (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates or any other persons whose beneficial ownership of ordinary shares would be aggregated with the holder’s or any of the holder’s affiliates), would beneficially own ordinary shares in excess of 9.99% of the number of the ordinary shares outstanding immediately after giving effect to such exercise.

The September 2026 Offerings closed on September 4, 2026. The aggregate gross proceeds to us from the September 2026 Offerings were approximately $4.0 million, before deducting fees to the placement agent and other expenses payable by us in connection with the offering. As of the date of this Form 6-K, 30,000 September 2026 Pre-Funded Warrants, 70,833 September 2026 PIPE Pre-Funded Warrants and 333,333 September 2026 PIPE Ordinary Share Warrants are outstanding.

Components of Our Results of Operations

Revenues

We have not recognized any revenue to date and we do not expect to generate revenue from the sale of product candidates in the near future.

Research and Development Expenses

Research and development activities related to our product candidates are our primary focus. We do not believe that it is possible at this time to accurately project total expenses required for us to reach the point at which we will be ready to out-license our technologies. Development timelines, the probability of success and development costs can differ materially from expectations. In addition, we cannot forecast whether and when collaboration arrangements will be entered into, if at all, and to what degree such arrangements would affect our development plans and capital requirements. We expect our research and development expenses to increase over the next several years as our development program progresses. We would also expect to incur increased research and development expenses if we were to identify and develop additional technologies.

Research and development expenses include the following:

●	employee-related expenses, such as salaries and share-based compensation;

●	expenses relating to outsourced and contracted services, such as consulting, research and advisory services;

●	supply and development costs;

●	expenses incurred in operating our small-scale equipment; and

●	costs associated with regulatory compliance.

We recognize research and development expenses as we incur them.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs, related to directors, executive, finance, and human resource functions, facility costs and external professional service costs, including legal, accounting, marketing and audit services and other consulting fees.

We anticipate that our general and administrative expenses will increase in the future as we increase our administrative headcount and infrastructure to support our continued research and development programs and the potential commercialization of our product candidates. We also incur increased expenses related to audit, legal, regulatory and tax-related services associated with maintaining compliance with Nasdaq and SEC requirements, director and officer insurance premiums, director compensation, and other costs associated with being a public company.

Finance Income, Net

Our net financing income consists primarily of exchange rate differences and net changes in fair value of financial instruments.

Income Taxes

We have yet to generate taxable income in Israel. As of June 30, 2026, our operating tax loss carryforwards were approximately NIS 34.2 million ($10.7 million). We anticipate that we will continue to generate tax losses for the foreseeable future and that we will be able to carry forward these tax losses indefinitely to future taxable years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

Results of Operations

Our results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results should not be relied upon as indications of future performance.

Six Months Ended June 30, 2026 Compared to Six Months Ended June 30, 2025

Our results of operations for the six months ended June 30, 2026 and 2025 were as follows:

	For the Six Months Ended June 30,
(U.S. dollars in thousands except share and per share data)	2026	2025
Statement of Comprehensive Loss:
Research and development expenses	$1,382	776
General and administrative expenses	2,942	1,709
Operating loss	4,324	2,485
Financing income, net	(2,900)	(2,308)
Net loss and comprehensive loss	1,424	177
Basic and diluted net loss per share	$0.79	0.73
Weighted average number of ordinary shares outstanding used in computing basic and diluted net loss per share	1,809,598	240,530

Research and Development Expenses

The following table describes the breakdown of our research and development expenses for the indicated periods:

	For the Six Months Ended June 30,
(U.S. dollars in thousands except share and per share data)	2026	2025
Subcontractors and consultants	$637	$426
Payroll and related expenses	492	160
Patent amortization	150	150
Patent impairment	-	38
Share-based payment	103	2
Total research and development expenses	1,382	776

Our research and development expenses for the six months ended June 30, 2026 and 2025 were $1,382 thousand and $776 thousand, respectively. The increase of $606 thousand, or 78.1%, is mainly attributed to increase in payroll expenses and increase in subcontractors and consultants expenses.

General and Administrative Expenses

The following table describes the breakdown of our general and administrative expenses for the indicated periods:

	For the Six Months Ended June 30,
(U.S. dollars in thousands)	2026	2025
Payroll and related expenses	$69	$59
Professional services	1,221	1,218
Share-based payment	1,613	395
Others	39	37
Total general and administrative expenses	$2,942	1,709

Our general and administrative expenses for the six months ended June 30, 2026 and 2025 were $2,942 thousand and $1,709 thousand, respectively. The increase of $1,233 thousand, or 72.1%, is primarily attributable to higher share-based payment expenses to our executive officers, directors and service providers.

Financing Expenses (Income), net

Our finance income, net for the six months ended June 30, 2026 was $2,900 thousand compared to finance income, net of $2,308 thousand for the six months ended June 30, 2025. The increase in finance income, net of $592 thousand, or 25.6%, is primarily attributable to the decrease in finance expenses recognized in connection with a private placement transaction that we closed in April 2025 and higher interest income, partially offset by lower fair value revaluation gains.

Liquidity and Capital Resources.

Overview

Since our inception, we have incurred losses and negative cash flows from our operations. For the six months ended June 30, 2026, we incurred a net loss of $1.4 million and used net cash of $1.9 million in our operating activities.  As of June 30, 2026, we had a working capital of $15.8 million, and an accumulated deficit of approximately $9.8 million. As of June 30, 2026, our cash and cash equivalents and short-term bank deposits totaled approximately $11.4 million and long-term bank deposits totaled approximately $6.1 million. We believe that our cash and cash equivalents will enable us to fund our operations through March 2030.

Through June 30, 2026, we have financed our operations primarily through issuances of our equity securities in public and private offerings, including in our initial public offering in October 2024, our private placement in March 2025, our registered direct offering in December 2025 and our registered direct offering and concurrent private placement in April 2026. Total invested capital as of June 30, 2026 was $33.2 million, which included ordinary shares, preferred shares, options and warrants to purchase ordinary shares and convertible note agreements.

Six Months Ended June 30, 2026 Compared to Six Months Ended June 30, 2025

The following table summarizes our statement of cash flows for the six months ended June 30, 2026 and 2025:

	For the Six Months Ended June 30,
(U.S. dollars in thousands except share and per share data)	2026	2025
Net cash used in operating activities	$(1,955)	(1,821)
Net cash provided by (used in) investing activities	5,931	(2)
Net cash provided by financing activities	3,128	15,097
Increase (Decrease) in cash and cash equivalents	$7,104	13,274

Net cash used in operating activities

Net cash used in operating activities was $1,955 thousand and $1,821 thousand for the six months ended June 30, 2026 and 2025, respectively. The $134 thousand increase was attributable primarily to an increase in higher subcontractors and consultants' fees related to our research and development program.

Net cash used in investing activities

Net cash from investing activities was $5,931 thousand compared to net cash used in investing activities of $2 thousand for the six months ended June 30, 2026 and 2025, respectively. The increase was from maturity of short-term deposits, which was offset by an increase in investing in shares and warrants.

Net cash provided by financing activities

Net cash provided by financing activities was $3,128 thousand and $15,097 thousand for the six months ended June 30, 2026 and 2025, respectively. The decrease was mainly due to lower proceeds from issuance of shares and warrants.

April 2026 Registered Direct Offering and Concurrent Private Placement

For additional information, see “Overview—Recent Developments—April 2026 Registered Direct Offering and Concurrent Private Placement” above.

September 2026 Registered Direct Offering and Concurrent Private Placement

For additional information, see “Overview—Recent Developments—September 2026 Registered Direct Offering and Concurrent Private Placement” above.

Current Outlook

We have incurred losses and cash flow deficits from operations since the inception, resulting in an accumulated deficit at June 30, 2026 of approximately $9.8 million. We anticipate that we will continue to incur net losses for the foreseeable future. We believe that our existing cash and cash equivalents will be sufficient to fund our projected cash needs until March 2030. To meet future capital needs, we would need to raise additional capital through equity or debt financing or other strategic transactions. However, any such financing may not be on favorable terms or even available to us. Our failure to obtain sufficient funds on commercially acceptable terms when needed would have a material adverse effect on our business, results of operations and financial condition. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and the actual amount of our expenses could vary materially and adversely as a result of a number of factors. We have based our estimates on assumptions that may prove to be wrong, and our expenses could prove to be significantly higher than we currently anticipate.

Our future capital requirements will depend on many factors, including, but not limited to:

●	the progress and costs of our research and development activities;

●	the costs of development and expansion of our operational infrastructure;

●	our ability, or that of our collaborators, to achieve development milestones and other events or developments under potential future licensing agreements;

●	the amount of revenues and contributions we receive under future licensing, collaboration, development and commercialization arrangements with respect to our technologies;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the timing, size and structure of any investments in revenue-generating real assets that we may pursue and the resulting impact on our liquidity, capital resources and cash requirements;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us or establishing such capabilities ourselves, once our technologies are developed and ready for commercialization;

●	the costs of acquiring or undertaking development and commercialization efforts for any future product candidates or technology;

●	the magnitude of our general and administrative expenses; and

●	any additional costs that we may incur under future in- and out-licensing arrangements relating to our technologies and futures product candidates.

Until we generate significant recurring revenues, we expect to satisfy our future cash needs through capital raising or by out-licensing and/or co-developing applications of one or more of our product candidates. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available on favorable terms, or at all, we may be required to delay, reduce the scope of or eliminate research or development efforts or plans for commercialization with respect to our technologies and make necessary change to our operations to reduce the level of our expenditures in line with available resources.

We are a development-stage biotech company and it is not possible for us to predict with any degree of accuracy the outcome of our research and development efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net loss, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are described herein.

Quantitative and Qualitative Disclosures About Market Risk

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled in cash. Cash flow forecasting is performed in our operating entity level. We monitor forecasts of our liquidity requirements to ensure we have sufficient cash to meet operational needs. We may be reliant on our ability to raise additional investment capital from the issuance of both debt and equity securities to fund our business operating plans and future obligations.

Credit risk

Credit risk is the risk of financial loss to us if a debtor or counterparty to a financial instrument fails to meet its contractual obligations, and arises mainly from our receivables.

We restrict exposure to credit risk in the course of our operations by investing only in bank deposits.

Equity price risk

We maintain investments in equity securities of publicly traded companies and are therefore exposed to market risk associated with changes in the prices of such securities. The value of these investments may fluctuate significantly based on market conditions, company-specific developments and other factors beyond our control. Any material decline in the value of these holdings could negatively impact our financial position and results of operations. In addition, decreases in the market price of our Ordinary Shares could make it more difficult for us to raise additional funds in the future or require us to raise funds at terms unfavorable to us.

Inflation risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations in the reporting period. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through hedging transactions. Our inability or failure to do so could harm our business, financial condition and results of operations.

Foreign Currency Exchange Risk

Currency fluctuations could affect us through increased or decreased costs, mainly for goods and services acquired outside of Israel. Currency fluctuations did not have a material effect on our results of operations during the six months ended June 30, 2026 and 2025.

Critical Accounting Policies and Estimates

We describe our significant accounting policies and estimates in Note 2 to our unaudited interim consolidated financial statements appearing elsewhere in this Form 6-K for additional information.

We prepare our financial statements in accordance with U.S. GAAP.

In preparing these financial statements, management has made judgments, estimates and assumptions that affect the application of our accounting policies and the reported amounts recognized in the financial statements. On a periodic basis, we evaluate our estimates, including those related investments in warrants which were measured using an option-pricing model. Actual results may differ from these estimates.

Other than as described above, for the periods included in the financial statements, we do not believe there are critical accounting estimates that are subject to uncertainty or that have significantly changed during the relevant periods.

Emerging Growth Company Status

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	a requirement to present only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

●	to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirement to hold a non-binding advisory vote on executive compensation, including golden parachute compensation;

●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and

●	an exemption from compliance with the requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements.

We may take advantage of these exemptions for up to five years or until such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; (iii) the date on which we are deemed to be a large accelerated filer under the rules of the SEC; or (iv) the last day of the fiscal year following the fifth anniversary of our IPO. We may choose to take advantage of some but not all of these exemptions. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of our financials to those of other public companies more difficult.

Risks Factors

Except as otherwise disclosed in our other filings made with the SEC on or prior to the date of this Form 6-K, there have been no material changes to the risk factors previously disclosed in the 2025 Annual Report.